Noble House Entertainment Inc. 47 Avenue Road, Suite 200 Toronto, Ontario, Canada M5R 2G3 T: 416-929-1806 F: 416-361-6228

August 14, 2006

Ontario Securities Commission

Attention:  Filings/Listings

Dear Sirs:

NOTIFICATION OF MEETING AND RECORD DATE

We advise the following with respect to the Extraordinary Meeting of Shareholders for Noble House Entertainment Inc.:

1.

Name of reporting Issuer:

Noble House Entertainment Inc.

2.

Date of the Meeting:

October 4, 2006

3.

Record Date :

September 11, 2006

4.

Classes or Series of Securities

that entitles the holder to receive

Common  Share

Notice of the Meeting

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly’

Noble House Entertainment Inc.

“Kam Shah”

Kam Shah

Chief Financial Officer